

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Alan Kestenbaum
Chief Executive Officer
Sports Ventures Acquisition Corp.
9705 Collins Ave. 1901N
Bal Harbour, FL 33154

   Re: Sports Ventures Acquisition Corp.
     Registration Statement on Form S-1
     Filed October 9, 2020
     File No. 333-249392

Dear Mr. Kestenbaum:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 9, 2020

Risk Factors, page 28

1. Please expand the disclosure in this section to include the risks related to the agreement mentioned in the second paragraph on page 126.

Signatures, page II-4

2. Please add the signature of your authorized representative in the United States.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3602 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas S. Ellenoff, Esq.